

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2026

David Meniane
Chief Executive Officer
CarParts.com, Inc.
2050 W. 190th Street, Suite 400
Torrance, California 90504

> **Re: CarParts.com, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 14, 2026**
> **File No. 333-292736**

Dear David Meniane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services